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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

September 18, 2019

Re:	Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust) Amendment No. 3 to Draft Registration Statement on Form 10-12G Response dated August 6, 2019 CIK No. 0001588489

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director

Joshua Lobert, Staff Attorney

Robert Telewicz, Accounting Branch Chief

Eric McPhee, Senior Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated August 15, 2019 (the “Comment Letter”). On April 12, 2019, the Sponsor confidentially submitted Amendment No. 3 to the draft registration statement on Form 10-12G (the “Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission relating to the registration of the Trust’s Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and submitted revised disclosure in response to the Staff’s comments in your letter dated May 17, 2019 with its response letter dated August 6, 2019. The Sponsor has revised the Draft Registration Statement in response to the Staff’s comments in your letters dated May 17, 2019 and August 15, 2019 and is submitting concurrently with this letter Amendment No. 4 to the Draft Registration Statement (“Amendment

No. 4”), which reflects these revisions and updates and clarifies certain other information. For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 4. We are also sending, under separate cover, three marked copies of Amendment No. 4 showing changes to the Draft Registration Statement.

Amendment Number 3 to Draft Registration Statement on Form 10-12G, filed April 12, 2019

Principal Market and Fair Value Determination, page F-8

1.

We continue to evaluate your responses to our prior comments 1, 4 and 5 as they relate to your determination of your principal market for Bitcoin, Incidental Rights and IR Virtual Currency and may have additional comments.

Response: The Sponsor acknowledges that the Staff continues to evaluate the Trust’s response to comments 1, 4 and 5 in the response letter dated August 6, 2019.

Incidental Rights and IR Virtual Currency, page F-9

2.

We have considered your response to our prior comment 6. It appears that the Prospective Abandonment Notice terminates an agreement to provide custodial services. Please clarify how the termination of a service agreement results in the transfer of ownership that would result in derecognition.

Response: The Sponsor clarifies for the Staff that the abandonment of any Incidental Right or IR Virtual Currency pursuant to the Prospective Abandonment Notice does not result in a transfer of ownership, but rather a loss of control over such Incidental Right or IR Virtual Currency.

Per Statement of Financial Accounting Concepts No. 6 (“CON6”), “Future economic benefit is the essence of an asset (paragraphs 27–31)…To assess whether a particular item constitutes an asset of a particular entity at a particular time requires at least two considerations in addition to the general kinds of evidence just described: (a) whether the item obtained by the entity embodied future economic benefit in the first place and (b) whether all or any of the future economic benefit to the entity remains at the time of assessment….As some of the preceding discussion indicates, an entity’s ability to obtain the future economic benefit of an asset commonly stems from legal rights. Those rights share the common feature of conferring ability to obtain future economic benefits, but they vary in other ways.” As noted in the Sponsor’s response to prior comment 6, in determining whether an abandonment pursuant to its Prospective Abandonment Policy meets the derecognition requirements set forth under U.S. GAAP, the Sponsor looked to the aforementioned guidance per CON 6 and ASC 610-20-05-2 including its broad but non-exhaustive list of examples that result in a transfer or loss of control (and thus a destruction of the future benefit or removal of an entity’s ability to obtain any abandoned assets).

The Prospective Abandonment Notice results in a loss of control because it removes the Trust’s legal right to exercise, or cause the Custodian to exercise, its private keys to obtain the IR Virtual Currency underlying an abandoned Incidental Right or to otherwise transfer, or cause the Custodian to transfer, any abandoned Incidental Rights and IR Virtual Currency and therefore destroys the Trust’s ability to obtain any future economic benefit from such Incidental Rights or IR Virtual Currency.1

The Sponsor therefore believes that, due to the loss of control that occurs with respect to any abandoned Incidental Right or IR Virtual Currency pursuant to the Prospective Abandonment Notice, it is appropriate to derecognize Incidental Rights or IR Virtual Currency at the time of their Prospective Abandonment for accounting purposes.

Investment Transactions and Revenue Recognition, page F-9

3.

We have considered your response to our prior comment 7. We understand from your response that you have concluded that ASC Topics 350-10-40 and 610-20 apply to the derecognition of your digital assets. Based on this understanding, we are unable to agree with your conclusion that it is appropriate to utilize average cost to calculate the realized gain or loss on the sale of digital assets. Please revise your financial statements to use the specific identification method to determine realized gain or loss.

Response:

As the current accounting and financial reporting framework does not contemplate, nor provide specific guidance for, digital assets, the Sponsor revised the Trust’s financial statements based on the Staff’s recommendation that ASC 610-20 is the applicable guidance for derecognition of digital assets held by a reporting entity applying ASC 946. The Sponsor will present the Trust’s financial statements in this manner until authoritative guidance is issued that more directly assesses digital assets. Therefore, the Sponsor has revised the disclosure on pages 48, 49, F-8 and F-23 of Amendment No. 4 in response to the Staff’s comment to clarify that realized gains and losses are calculated using the specific identification method.

The Sponsor evaluated the impact this change had on the Trust’s financial statements and determined that any previously issued financial statements were not materially misstated. Furthermore, the Sponsor has evaluated whether correcting the misstatement in the three- and six-month periods ended June 30, 2019 would result in a material misstatement of the current period’s financial statements and determined that it would not. For both assessments, the Sponsor looked to SEC Staff Accounting Bulletin No. 99 (SAB 99), Materiality (codified in ASC 250-10-S99), which requires both a qualitative and quantitative assessment of materiality.

As a result of performing these assessments, the Sponsor determined that the correction of the immaterial misstatement of accounting for realized gains and losses as a result of using the average cost method instead of the specific identification method will be reflected in the Trust’s financial statements on a prospective basis and an out-of-period adjustment, with appropriate disclosure, will be made in the Trust’s financial statements as of and for the period ended September 30, 2019.

* * *

1 Under the Prospective Abandonment Notice, the Trust agrees to “abandon irrevocably for no direct or indirect consideration” any abandoned Incidental Right or IR Virtual Currency (collectively, any “Incidental Asset”) and the Custodian “acknowledges receipt of [the Prospective Abandonment Notice] and acknowledges that, as a consequence of a Prospective Abandonment, [the Trust] will have no right to receive any Incidental Asset that is subject to such Prospective Abandonment, and the [Custodian] will have no authority, pursuant to the [Custodian Agreement] or otherwise, to exercise, obtain or hold, as the case may be, any such Incidental Asset on behalf of [the Trust]. Under the Prospective Abandonment Notice, the Trust also represents that “it will take no action at any time that is inconsistent with a Prospective Abandonment and, without limiting the generality of the foregoing, that it will not accept any future delivery of any abandoned Incidental Asset, that it will not accept any payment from any person in respect of any abandoned Incidental Asset and that it will not represent to any person or in any context that it has any remaining rights with respect to any abandoned Incidental Asset.” The Custodian also acknowledges this representation.

Please do not hesitate to contact me at 212-450-4565 or joseph.hall@davispolk.com or Hillary Coleman at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC

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